FORM PX14A6G

FOSSIL, INC. – FOSL

Filed:  April 27, 2012

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Fossil, Inc.

2. Name of person(s) relying on exemption:

Calvert Social Index Fund, a series of Calvert Social Index Series, Inc., acting through Calvert Investment Management, Inc.

3. Address of person(s) relying on Exemption:

4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2012 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

MEMO

Subject:           Grounds for a YES vote on Fossil, Inc. Resolution #4 requesting that the company disclose information about supply chain environmental risks

Date:               April 30, 2012

Contact:           Jules Frieder, Calvert Investment Management, Inc.

                        301-961-4753  Jules.Frieder@calvert.com

                        Lead filer:  Calvert Investment Management, Inc.

Fossil, Inc. shareholders are encouraged to vote “FOR” the common sense resolution that requests the Board of Directors to prepare a report about the company’s supply chain environmental standards.

In the proposal, shareholders explicitly request the company to:

•        address risks associated with water scarcity and pollution

•        prepare a report at reasonable cost and omitting propriety information

Background on proposal:

The steady increase in population and water demand, coupled with the effects of worsening water quality and climate change, makes fresh water scarcity a global problem.  Apparel companies that rely on cotton, leather, and other agricultural inputs are among the companies that face the greatest risk.  Water shortages can cause production shortfalls, price volatility, higher energy costs, regulatory action and competition.

As a global company, Fossil’s supply chains employ energy-intensive processes and create significant water demands and detrimental effects, particularly in leather tanning and finishing.  Producing leather goods such as belts, shoes, handbags and gloves is a water intensive process.  According to the World Wildlife Fund, on average it takes over 2100 gallons of water to make one pair of leather shoes. [i]

Understanding, managing and disclosing information about these supply chain risks is precisely what our proposal is about.  By understanding water risk in its supply chain and strengthening environmental commitments, Fossil will be better equipped for sustainable growth.

Rationale for a “FOR” vote:

1.      Fossil lags industry peers with regard to sustainability policies, programs and performance.

Leading companies in apparel and accessories publish sustainability policies and reports that describe vendor standards and sustainable business practices. They gather and disclose information about key environmental impacts throughout the value chain of their products.  Nine West, Adidas, Clarks, Dr. Martens, Deckers, K-Swiss, New Balance, Nike, Puma, Timberland, Wolverine all participate in the Leather Working Group (LWG), a multi-stakeholder initiative that maintains an environmental auditing protocol and promotes sustainable business practices among companies that produce leather and leather goods. [ii]

In 2010, Nike committed to have all leather suppliers join LWG and actively worked with their suppliers toward that goal.  Nike also took a leading role in developing the auditing protocol to strengthen the voluntary program.  Timberland was a founding member of LWG and has continued to work closely with tanners to reduce environmental impacts.  H&M is working to educate farmers and promote more sustainable farming practices.

While leather goods are a growing segment in Fossil’s product line up, the company is not a member of the LWG and does not disclose information about an alternative supplier environmental audit program.  Furthermore, Fossil does not disclose corporate environmental policies, nor does Fossil communicate to stakeholders and shareholders important information about long-term sustainability performance such as water and energy use and pollution reduction strategies related to the production of leather goods.

2.      Fossil does not seem to understand the strategic significance of water risk and pollution in the supply chain

Leather tanning and finishing are polluting processes that use and discharge heavy metals, chemicals, organic matter, salts and acids.   Untreated effluent is a serious problem in developing countries where leather production is growing.  With suppliers located throughout the world, Fossil is well positioned to work with third party manufactures to improve sustainability practices and disclosure.   In addition, the business risks associated with water scarcity and declining water quality are likely to be worsened by climate change in certain regions.  It is imperative that Fossil address these long-term business risks.

Fossil challenged Calvert’s proposal with the SEC arguing that the proposal inappropriately infringes upon fundamental management tasks.  The SEC ruled on March 5, 2012 that, “the proposal focuses primarily on the environmental impacts of Fossil’s operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. [iii]

The company claims that describing supply chain risk is not of interest to stakeholders. [iv]  In fact, investors are extremely concerned about matters that present long term risk to companies they own.  According to the Carbon Disclosure Project Global Report 2011, on behalf of 354  investors with $43 trillion in assets under management:

The advantage of understanding water’s importance is certainly tangible for the world’s clothing companies. Many struggled this year as floods and droughts in the world’s major cotton growing regions coupled with a surge in demand from Asia drove prices on the New York Cotton Exchange from 86 to 230 cents per pound in the year to March 2011. [v]

Results from the Carbon Disclosure Project Survey of 500 global companies, show that the majority of respondents (59%) found water to be a substantial risk factor.  Over one third of respondents reported that they have experienced water-related impacts to their business with associated costs up to $200 million. [vi]

The company maintains that it has a corporate Code of Conduct for Manufacturers that sets forth corporate responsibility requirements for suppliers. [vii] We respect that Fossil sets out expectations to protect human rights but nowhere in the publicly disclosed information is there any discussion of supply chain environmental risk   It is our belief, that Fossil is missing significant opportunities for value creation, brand enhancement and risk mitigation by refusing to undertake the request our proposal makes.

Sustainability expert, Yvo de Boer, KPMG’s special global adviser on Climate Change, contends there are global sustainability megaforces at work - including water and resource availability – that are likely to add to business complexity in the coming decades.  In a press release for the launch of KPMG’s February 2012 report, Expect the Unexpected:  Building Business Value in a Changing World, de Boer stated:

Without action and strategic planning, risks will multiply and opportunities will be lost. Corporations are recognizing that there is value and opportunity in responsibility beyond the next quarter’s results, that what is good for people and the planet can also be good for the long-term bottom line and shareholder value.” [viii]

It is time for Fossil to assess, manage and disclose information about supply chain environmental risk.  THEREFORE, please vote FOR this common-sense proposal for improved environmental performance, transparency and success of Fossil Inc’s long-term operations.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM) OR ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND).  PLEASE DO NOT SEND YOUR PROXY TO CIM OR ANY CALVERT FUND.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM AND/OR CERTAIN CALVERT FUNDS.

For questions regarding Fossil Proposal #4 regarding supply chain environmental risks, please contact Jules Frieder, Calvert Investment Management, Inc., 301-961-4753, Jules.Frieder@calvert.com

[i] http://wwf.panda.org/what_we_do/footprint/water/

[ii] http://www.leatherworkinggroup.com/lwg-members.htm

[iii] Written correspondence from Ted Yu, Senior Special Counsel, US SEC Division of Corporate Finance to Randy Hyne, Fossil Inc., March 5, 2012

[iv] Fossil Board of Directors draft Statement of Opposition to Calvert Proposal on Supply Chain Risk, March 22, 2012

[v] https://www.cdproject.net/CDPResults/CDP-Water-Disclosure-Global-Report-2011.pdf

[vi] https://www.cdproject.net/CDPResults/CDP-Water-Disclosure-Global-Report-2011.pdf

[vii] Fossil Board of Directors draft Statement of Opposition to Calvert Proposal on Supply Chain Risk, March 22, 2012

[viii] Expect the Unexpected: Building Business Value in a Changing World, Feb 2012